Exhibit 28(m) 13 under Form N-1A

Exhibit 1 under Item 601/Reg. S-K

EXHIBIT EE

to the

Distribution Plan

FEDERATED EQUITY FUNDS:

Federated Managed Risk Fund

Class A Shares

This Exhibit to the Distribution Plan is adopted as of the 16th day of August, 2013, by Federated Equity Funds with respect to the Class A Shares of the portfolio of the Trust set forth above.

As compensation for the services provided pursuant to this Plan, FSC will be paid a monthly fee computed at the annual rate of 0.05 of 1% of the average aggregate net asset value of the Class A Shares of the portfolio of Federated Equity Funds set forth above held during the month.

Witness the due execution hereof this 1st day of September, 2013.

FEDERATED EQUITY FUNDS

By: /s/ J. Christopher Donahue

Name: J. Christopher Donahue

Title: President